FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding profit forecast of Chaohu Power, made by Huaneng Power International, Inc. (the “Registrant”) on November 3, 2014.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

DISCLOSEABLE AND CONNECTED TRANSACTIONS ANNOUNCEMENT IN RELATION TO PROFIT FORECAST OF CHAOHU POWER

Reference is made to the announcement dated 14 October 2014 issued by the Company in relation to the acquisition of the Hainan Power Interests, the Wuhan Power Interests, the Suzhou Thermal Power Interests, the Dalongtan Hydropower Interests and the Hualiangting Hydropower Interests from Huaneng Group at a total price of RMB7,337,647,400, and of the Chaohu Power Interests, the Ruijin Power Interests, the Anyuan Power Interests, the Jingmen Thermal Power Interests and the Yingcheng Thermal Power Interests from HIPDC at a total price of RMB1,938,178,900.

The valuation of Chaohu Power was prepared based on income approach and therefore constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules. Accordingly, Rules 14.60A and 14.62 of the Hong Kong Listing Rules are applicable and this announcement sets out the information and documents required under these rules in relation to the Profit Forecast of Chaohu Power.

Reference is made to the announcement dated 14 October 2014 (the “Announcement”) issued by Huaneng Power International, Inc. (the “Company”) in relation to the acquisition of the Hainan Power Interests, the Wuhan Power Interests, the Suzhou Thermal Power Interests, the Dalongtan Hydropower Interests and the Hualiangting Hydropower Interests from Huaneng Group at a total price of RMB7,337,647,400, and of the Chaohu Power Interests, the Ruijin Power Interests, the Anyuan Power Interests, the Jingmen Thermal Power Interests and the Yingcheng Thermal Power Interests from HIPDC at a total price of RMB1,938,178,900. Unless otherwise stated, capitalised terms used in this announcement shall have the same meanings as defined in the Announcement.

As disclosed in the Announcement, the valuation of Chaohu Power was prepared based on income approach (the “Profit Forecast of Chaohu Power”) and therefore constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules. As such, the requirements under Rules 14.60A and 14.62 of the Hong Kong Listing Rules are applicable.

In accordance with Rule 14.62(2) of the Hong Kong Listing Rules, the Company has engaged its auditors, KPMG, to report on the calculations of the discounted future cash flow under Profit Forecast of Chaohu Power. KPMG confirmed that it has reviewed such calculations on which the valuation prepared by Beijing Sinotop Appraisal Co., Ltd. was based.

Also, in accordance with Rule 14.62(3) of the Hong Kong Listing Rules, the Company has engaged China International Capital Corporation Hong Kong Securities Limited (the “Financial Adviser”) to review the procedures undertaken by the Directors of the Company in preparing the forecast underlying the valuation prepared by the valuer of the Profit Forecast of Chaohu Power. The Financial Advisor is satisfied that the forecast has been made by the Board after due and careful enquiry.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the valuer of Chaohu Power, Beijing Sinotop Appraisal Co., Ltd., is a third party independent of the Company and its connected persons.

The principal assumptions of the Profit Forecast of Chaohu Power is set out in Appendix I to this announcement. The report from KPMG for purpose of Rule 14.62(2) of the Hong Kong Listing Rules on the Profit Forecast of Chaohu Power is set out in Appendix II to this announcement. The letter from the Financial Adviser for purpose of Rule 14.62(3) of the Hong Kong Listing Rules on the Profit Forecast of Chaohu Power is set out in Appendix III to this announcement.

The following are the qualifications of the experts who have given their opinion and advice included in this announcement.

Name	Qualification

China International Capital Corporation Hong Kong Securities Limited
a corporation licensed under the SFO permitted to
carry on Type 1 (dealing in securities), Type 2 (dealing in future contracts), Type 3 (leveraged foreign exchange trading), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 6 (advising on corporate finance) of the regulated activities (as defined in the SFO)

KPMG	Certified Public Accountants in Hong Kong

To the best knowledge information and belief of the Directors, as at the date of this announcement, each of the above mentioned experts was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the date of this announcement, each of the above mentioned experts did not have any direct or indirect interest in any assets which had been since 31 December 2013 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

Each of the experts mentioned above has given and has not withdrawn its consent to the publication of this announcement with inclusion of its report and all reference to its name in the form and context in which it appears.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary
As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)

Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC
3 November 2014

APPENDIX I

The following are the principal assumptions of the Profit Forecast of Chaohu Power, upon which the valuation of Chaohu Power is based:

(1)	Determination of income period

Chaohu Power is a coal-fired power plant established for a long period of time and has better business prospects. As at the valuation Base Date and date of issuance of the valuation report, there is no evidence demonstrating that Chaohu Power may cease to operate at any time in the future. It is concluded that the income period of Chaohu Power is determined to be indefinite and the forecast period is from June 2014 to 2019.

(2)	Income forecast

Main indicators involved in forecast of income of Chaohu Power are national average utilization hours of coal-fire power generating equipment, weighted house consumption rate, on-grid tariffs, etc. The valuer made final estimation on national average utilization hours of coal-fire power generating equipment by taking into consideration competition disadvantages and advantages of Chaohu Power and national average utilization hours in 2013 as well as Notice on Provincial Energy Conservation 2014 issued by Development and Reform Commission of Anhui Province and National Energy Administration and the future prospects of power market in Anhui province. Weighted house consumption rate is determined by considering the actual situation in 2013. On-grid tariffs are determined by standard tariffs from the valuation Base Date to date of issuance of report.

(3)	Estimation of operating costs

After dividing operating costs into different items including fuel cost, material cost, employees’ salaries, depreciation cost, repair and maintenance cost, etc., estimations on cost items of Chaohu Power during the income period, such as fuel cost, are conducted by calculating historic power generation standard coal consumption rate and power generation standard coal price respectively, power generation standard coal consumption during the income period made reference to the indicator values in 2013 and January to May 2014, power generation standard coal price took into consideration the historic situation by referring to the power generation standard coal price from January to May 2014 and the 2014 financial planning indicators, and made estimation on the volatility of coal price and power generation standard coal price to finally calculate and determine the fuel cost during the income period; costs of material and water are calculated by referring to historic power generation unit cost of power generators; depreciation and manufacturing costs are determined by analysing the costs incurred during 2013 and from January to May 2014; salaries and benefits are based on the amount incurred in 2013, the estimation period is calculated by referring to changes in average salaries in the Anhui power industry and circumstances that occurred in past years in the Chaohu Power, and will remain unchanged after the estimation period; repair and maintenance costs are based on the enterprise’s estimation on the facilities to be repaired, a long-term ongoing basis is applied to determine such costs after the estimation period.

(4)	Calculation of discount rate

On the basis of estimating the free enterprise cash flow during the estimation period of the entities valued, comparable WACC is calculated, the formula is detailed as follows:

where, WACC – Weighted Average Cost of Capital;
KD – Cost of Interest-bearing Debts;
KE – Cost of Equity;
D – Value of Interest-bearing Debts;
E – Value of Equity;
V = D + E;
T – Income Tax Rate of Entity Valued.

Calculation of WACC is made when: the ratios of Cost of Equity, Cost of Interest-bearing Debts and Interest-bearing Debts to Value of Equity are confirmed.

◆	Calculation of Cost of Equity (KE)

Calculation of Cost of Equity is made by using Capital and Asset Pricing Model (CAPM).

i.e. KE = RF + β (RM - RF) + α

where, KE – Cost of Equity Capital;
RF – Risk-free Yield;
RM-RF – Equity Risk Premiums;

β – Beta;
α – Enterprise-specific Risks.

✧	Determination of Risk-free Yield

Treasury bond yields are commonly deemed as risk-free, as there is minimal risk of failing to redeem upon maturity. Risk- free Yield is based on the average yield-to-maturity of 29 treasury bonds with a term of 20 years or longer and with years to maturity of 10 years or longer on the valuation Base Date (or recently).

✧	Calculation of Equity Risk Premiums

Equity Risk Premiums (ERP) reflect the risk compensation required by investors due to investing in capital markets with higher risks (compared to bond markets with lower risks). China is an emerging market, where the history of stock market development is relatively shorter and there is higher level of volatility. The valuation made use of the statistics and adjustment approach from Aswath Damodaran, a well-known financial expert in the U.S., to estimate ERP. The basic formula is:

ERP = Stock Risk Premiums in developed stock market + National Risk Compensation

Stock Risk Premiums in developed stock market are calculated by the difference between the arithmetic average income of U.S. stocks and treasuries from 1928 to 2013, which is 6.29%. Moreover, according to Moody’s Investors Service, Chinese debts had a rating of Aa3 in 2013, which was 0.6% when converted into national default spread. Selected national risk compensation is 0.6%, therefore the value of ERP is 6.29% + 0.60% = 6.89%.

✧	Calculation of β

β reflects the extent of same-direction change between a stock and the market, the calculation model for β index is the market model:

Ri = α + βRm + ε

In the market model, β index is obtained through regression analysis between the rate of return of the market and the rate of return of the stock. In calculating the β index of the entity to be valued, the β index (excluding financial leverage) of the business sector to which the entity to be valued belongs is calculated on the basis of the β index (including financial leverage) from Wind, an information platform, of the selected sample, and the β index (including financial leverage) of the entity to be valued is calculated based on its capital structure.

Formulas to convert β index (including financial leverage) and β index (excluding financial leverage) are as follows:

βU = βL/[1+（1-T）×D/E]

in which,
βL: Beta (including financial leverage);
βU: Beta (excluding financial leverage);
T: Income Tax Rate;

✧	Adjustments on enterprise-specific risks

As the sample listed companies selected have a different operating environment from the entities valued, adjustments on enterprise-specific risks are made by taking into account the operating risks of the entities to be valued simultaneously.

✧	Calculation of cost of equity capital

Cost of equity capital of the entity valued is calculated through the above calculations and according to KE =RF +β（RM- RF）+α.

◆	Cost of interest-bearing debts

Cost of interest-bearing debts is determined in accordance with the amount of interest-bearing debts on the valuation Base Date of the entity valued.

◆	Determination of Weighted Average Cost of Capital (WACC)

WACC is calculated by determining the above indices and in accordance with the formula

APPENDIX II

The following is the text of a report from the Company’s auditor, KPMG, Certified Public Accountants, Hong Kong, for inclusion in this announcement.

8th Floor Prince’s Building 10 Chater Road Central Hong Kong

3 November 2014

REPORT ON THE DISCOUNTED FUTURE CASH FLOWS IN CONNECTION WITH THE ASSETS VALUATION OF HUANENG CHAOHU POWER GENERATION CO., LTD.

TO THE BOARD OF DIRECTORS OF HUANENG POWER INTERNATIONAL, INC.

We refer to the discounted future cash flows on which the assets valuation (the “Valuation”) dated 9 October 2014 prepared by Beijing Sinotop Appraisal Co., Ltd. in respect of the appraisal of the fair value of Huaneng Chaohu Power Generation Co., Ltd. (the “Target Company”) as at 31 May 2014 is based. The Valuation is prepared based on the discounted future cash flows and is regarded as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Responsibilities

The directors of Huaneng Power International, Inc. (the “Directors”) are responsible for the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Valuation. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

It is our responsibility to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future cash flows used in the Valuation. The discounted future cash flows do not involve the adoption of accounting policies.

Basis of opinion

We conducted our work in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the calculations are concerned, the Directors have properly compiled the discounted future cash flows in accordance with the bases and assumptions as set out in the Valuation. We performed procedures on the arithmetical calculations and the compilations of the discounted future cash flows in accordance with the bases and assumptions. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the calculations are concerned, the discounted future cash flows have been properly compiled in all material respects in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation.

Other matters

Without qualifying our opinion, we draw to your attention that we are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future cash flows are based and our work does not constitute any valuation of the Target Company or an expression of an audit or review opinion on the Valuation.

The discounted future cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

KPMG
Certified Public Accountants
Hong Kong

APPENDIX III

The following is the text of the letter from China International Capital Corporation Hong Kong Securities Limited, for inclusion in this announcement.

                                       3 November 2014
The Board of Directors
Huaneng Power International, Inc.
Huaneng Building, No.6 Fuxingmennei Street, Xicheng District
Beijing 100031, P.R.China

Dear Sirs,

Huaneng Power International, Inc. (the “Company”)
Discloseable and Connected Transaction

We refer to the discounted future cash flows of Huaneng Chaohu Power Generation Co., Ltd. (the “Forecasts”) underlying the valuation report prepared by Beijing Sinotop Appraisal Co., Ltd., (the “Valuer”) in relation to the appraisal of the 60% equity interests of Huaneng Chaohu Power Generation Co., Ltd. (the “Chaohu Power”) as at 31 May 2014.

The Chaohu Power Valuation Report (the “Valuation Report”), which has been arrived at using the discounted cash flow method, is regarded as a profit forecast under Rule 14.62 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)

The Directors are responsible for preparation of forecast after due and careful enquiry in accordance with the bases and assumptions as set out in the Valuation Report. We have reviewed the Forecasts upon which the Valuation Report has been made, and have discussed with you and the Valuer the information and documents which formed part of the bases and assumptions upon which the Forecasts have been prepared. We have also considered the report from KPMG dated 3 November 2014 addressed to yourselves regarding the calculations on the discounted future cash flows in connection with the assets valuation of the Chaohu Power. The Forecasts have been prepared using a set of assumptions that include hypothetical assumptions about future events and other assumptions that may or may not necessarily be expected to occur and, as such, the Forecasts may not be appropriate for purposes other than for deriving the Valuation Report. Even if the events anticipated under the hypothetical assumptions occur, actual results are still likely to differ from the Forecasts since such anticipated events frequently may or may not occur as expected and the variation may be material.

On the basis of the foregoing and without giving any opinion on the reasonableness of the valuation methods, bases and assumptions selected by the Valuer and the Company for which the Valuer and the Company are responsible, we are of the opinion that the Forecasts have been made by you after due and careful enquiry in accordance with the bases and assumptions as set out in the Valuation Report.

The work undertaken by us in giving the above opinion has been undertaken for the purpose of reporting solely to you under Rule 14.62(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

Yours faithfully, For and on behalf of China International Capital Corporation Hong Kong Securities Limited Raymond Pak Executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     November 4, 2014